MANSON CREEK RESOURCES LTD.

Unaudited Interim Financial Statements

June 30, 2009

In accordance with national instrument 51-102 released by the Canadian Securities Administrators, the Company discloses that its auditors have not reviewed the unaudited interim balance sheet as at June 30, 2009 nor the unaudited interim statements of net and comprehensive loss and deficit and cash flows for the three and nine month periods ended June 30, 2009 and June 30, 2008.

Manson Creek Resources Ltd.
Interim Balance Sheets

	June 30, 2009 (Unaudited)	September 30, 2008
Assets		
Current		
Cash and cash equivalents	$ 36,942	$ 196,492
Accounts receivable	4,934	10,015
Due from related parties Note 9	1,204	7,296
Prepaid expenses	15,079	15,202
	58,159	229,005
Other assets Note 3	35,382	35,382
Mineral properties and equipment Note 4	1,339,590	2,330,714
	$ 1,433,131	$ 2,595,101
Liabilities		
Current		
Accounts payable and accrued liabilities	$ 13,793	$ 53,960
Due to related parties Note 9	12,789	25,847
Asset retirement obligation Note 5	-	9,977
	26,582	89,784
Asset retirement obligation Note 5	5,000	-
	31,582	89,784
Shareholders' Equity		
Capital Stock Note 6	9,322,640	9,255,478
Warrants Note 6	312,000	402,067
Contributed Surplus Note 6	748,765	651,698
Deficit	(8,981,856)	(7,803,926)
	1,401,549	2,505,317
	$ 1,433,131	$ 2,595,101

Going concern and nature of operations Note 1
Commitments Note 10

Approved by the Board

"R. Chernish" Director

"J.P. Jutras" Director

See accompanying notes to the financial statements.

Manson Creek Resources Ltd.
Interim Statements of Net and Comprehensive Loss and Deficit
(Unaudited – prepared by management)

	Three months ended June 30		Nine months ended June 30	
	2009	2008	**2009**	2008
Expenses				
General and administrative Note 7	**$ 38,566**	$ 57,205	**$ 112,176**	$ 232,767
Professional fees	**1,644**	1,965	**3,587**	9,802
Reporting to shareholders	**-**	649	**-**	30,522
Stock exchange and transfer agent fees	**3,683**	3,291	**8,228**	8,753
Amortization of capital assets	**196**	334	**1,196**	1,003
	(44,089)	(63,444)	**(125,187)**	(282,847)
Other Income (Expense)				
Interest and other	**-**	3,556	**1,016**	15,123
Write-down of mineral properties Note 4	**(1,091,259)**	(420)	**(1,091,259)**	(2,135)
Loss before income taxes	**(1,135,348)**	(60,308)	**(1,215,430)**	(269,859)
Future income tax recovery Note 6(b)	**-**	-	**37,500**	172,000
Net and Comprehensive Loss	**(1,135,348)**	(60,308)	**(1,177,930)**	(97,859)
Deficit, beginning of period	**(7,846,508)**	(7,561,578)	**(7,803,926)**	(7,524,027)
Deficit, end of period	**$(8,981,856)**	$(7,621,886)	**$(8,981,856)**	$(7,621,886)
Net and comprehensive loss per share:				
Basic and diluted	**$(0.03)**	$0.00	**$(0.03)**	$0.00
Weighted average number of shares outstanding:				
Basic and diluted	**45,838,667**	40,711,077	**44,443,667**	40,285,116

See accompanying notes to the financial statements.

Manson Creek Resources Ltd.
Interim Statements of Cash Flows

(Unaudited – prepared by management)

	Three months ended June 30		Nine months ended June 30	
	2009	2008	**2009**	2008
Increase (decrease) in cash and cash equivalents				
Operating activities				
Interest and other income received	**$ -**	$ 3,556	**$ 1,016**	$ 15,123
Cash operating expenses	**(47,899)**	(95,461)	**(141,936)**	(278,269)
	(47,899)	(91,905)	**(140,920)**	(263,146)
Financing Activities				
Private placement proceeds	**63,250**	300,000	**63,250**	300,000
Share issue costs	**(963)**	(8,853)	**(963)**	(8,853)
	62,287	291,147	**62,287**	291,147
Investing activities				
Mineral property additions	**(16,839)**	(174,181)	**(78,997)**	(225,665)
Asset retirement obligations incurred	**(1,920)**	-	**(1,920)**	-
Domain name purchase	**-**	-	**-**	(15,000)
	(18,759)	(174,181)	**(80,917)**	(240,665)
Increase (decrease) in cash and cash equivalents	**(4,371)**	25,061	**(159,550)**	(212,664)
Cash and cash equivalents,				
Beginning of period	**41,313**	415,296	**196,492**	653,021
End of period	**$ 36,942**	$ 440,357	**$ 36,942**	$ 440,357

Supplementary Information:

Interest and taxes

The Company expended $4,400 on Part XII.6 tax during the nine months ended June 30, 2009, (2008 - $11,664). These amounts are included in cash operating expenses above. Apart from this tax, there were no expenditures on interest or taxes during the three and nine month periods ended June 30, 2009 and 2008, respectively.

Non-cash transactions

Nine months ended June 30, 2009

During the nine months ended June 30, 2009, the Company issued 1,325,000 shares in aggregate for the Gillman, CR and Meridian, British Columbia; Black Lake, Saskatchewan and Molygarchy, Yukon mineral property acquisitions. Further, during this period, the Company issued 100,000 of its common shares as consideration for the extension of the deadline for the final CR property cash option payment. The transactions were valued at $41,375 and $8,000 respectively using the market price of the Company's shares on the issue date.

Nine months ended June 30, 2008

The Company issued 425,000 of its common shares, valued at $53,875, pursuant to option agreements to acquire interests in the Molygarchy, Meridian, Gillman, CR and Black Lake mineral properties. The acquisition costs were valued using the closing share price on the transaction date.

The Company granted stock options to officers and directors and recorded a non-cash charge for stock-based compensation expense of $55,000 that is included in general and administrative expenses. (Note 7)

See accompanying notes to the financial statements.

1. Going concern and nature of operations

Manson Creek Resources Ltd. is engaged in the business of mineral exploration and development in Canada. Since inception, the efforts of the Company have been devoted to the acquisition, exploration and development of mineral properties. To date the Company has not received any revenue from mining operations and has not determined whether mineral properties contain ore reserves that are economically recoverable.

The carrying values of mineral properties represent costs incurred to date, net of recoveries, abandonments and write-downs, and do not necessarily reflect present or future values. The recoverability of these amounts is dependent upon the existence of economically recoverable mineral reserves; the acquisition and maintenance of appropriate permits, licenses and rights; the ability of the Company to obtain necessary financing to complete the development of the properties, where necessary, and upon future profitable production; or, alternatively, upon the Company's ability to recover its costs through a disposition of its interests.

These financial statements have been prepared by management on a going concern basis which assumes that the Company will be able to realize its assets and discharge its liabilities in the normal course of business for the foreseeable future. At June 30, 2009 the Company had a deficit of $8,981,856 and a net and comprehensive loss of $1,177,930 for the nine months then ended. Although it had positive working capital of $31,577 on this date, it does not have a significant source of income that would allow it to maintain positive working capital. The continuing operations of the Company beyond its September 30, 2009 fiscal year are dependent upon its ability to obtain adequate financing. If the Company does not obtain adequate financing, the Company will be unable to meet its obligations as they come due and accordingly, there is significant doubt as to the appropriateness of the use of accounting principles applicable to a going concern. There is no assurance that management will be successful in its pursuit of financing. Therefore, there is a risk regarding the Company's ability to continue as a going concern. These financial statements do not give effect to adjustments to the carrying values and classifications of assets and liabilities that would be necessary if the Company were unable to continue as a going concern. Such adjustments could be material.

These interim financial statements, that were not subject to audit or review by the Company's external accountants, follow the same accounting policies and methods of computation as the audited financial statements for the year ended September 30, 2008 except for the adoption of amended Section 1400 of the CICA Handbook as described in note 2 below. These interim financial statements should be read in conjunction with the audited financial statements for the year ended September 30, 2008 as not all disclosures required by Generally Accepted Accounting Principles for annual financial statements are presented.

2. Accounting policies

Newly adopted

Effective October 1, 2008, the Company adopted amended Section 1400, General Standards of Financial Statement Presentation. This section includes requirements to assess and disclose the Company's ability to continue as a going concern. It indicates that financial statements shall be prepared on a going concern basis unless management either intends to liquidate the entity or to cease operations, or has no realistic alternative but to do so. (see note 1)

Future

In February, 2008, the Canadian Accounting Standards Board, (AcSB), announced that interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011 must be prepared in accordance with International Financial Reporting Standards, (IFRS). Accordingly the Company will be required to present their financial statements for the fiscal year ended September 30, 2012 in accordance with IFRS and will be required to restate the comparatives for the fiscal year ended September 30, 2011. While the Company has begun assessing the consequences of the adoption of IFRS, the financial reporting impact of the transition to IFRS cannot be reasonably estimated at this time.

3. Other assets

	June 30, 2009	Sept. 30, 2008
Long-term prepaid expense	$ **3,382**	$ 3,382
Domain name	**15,000**	15,000
Mineral exploration deposits	**17,000**	17,000
	$ **35,382**	$ 35,382

During the year ended September 30, 2008, the Company acquired the domain name "gold.ca" from a company related by virtue of one common officer. The terms of the transaction were agreed to by the non-related officers of the respective companies. The acquisition was measured at the exchange amount which is the amount of consideration established and agreed to by the related parties. The domain name is an intangible asset with an indefinite life, consequently it will not be amortized, but will be subject to an annual assessment to determine if there has been an impairment in value. Impairment in value will result in a write-down of the asset and a charge against earnings.

4. Mineral properties and equipment

The following schedules summarize mineral property transactions during the comparative nine months ended June 30:

2009		**Yukon**	**Sask.**		**British Columbia**		
Exploration expenditures:	**Total**	**Molygarchy**	**Black Lake**		**Gillman**	**Meridian**	**CR**
Balance September 30, 2008	**$2,032,533**	**$97,333**	**$921,747**		**$63,287**	**$315,379**	**$634,787**
Geological consulting	39,267	6,771	-		9,164	19,686	3,646
Geochemical analysis	8,950	-	3,172		-	5,778	-
Field costs	7,434	1,394	-		984	4,876	180
Adjust asset retirement obligation	(3,057)	-	-		-	-	(3,057)
Write-down of mineral properties	(1,030,417)	(105,498)	(924,919)		-	-	-
Balance June 30, 2009	**1,054,710**	**-**	**-**		**73,435**	**345,719**	**635,556**
Property acquisition costs:							
Balance September 30, 2008	**294,835**	**11,592**	**38,525**		**43,260**	**63,232**	**138,226**
Costs incurred	48,737	10,000	725		13,602	12,243	12,167
Write-down of mineral properties	(60,842)	(21,592)	(39,250)		-	-	-
Balance June 30, 2009	**282,730**	**-**	**-**		**56,862**	**75,475**	**150,393**
Total mineral properties June 30, 2009	**$1,337,440**	**$ -**	**$ -**		**$130,297**	**$421,194**	**$785,949**
Equipment	25,084						
Accumulated amortization	(22,934)						
Total mineral properties and equipment June 30, 2009	**$1,339,590**						

2008		**Yukon**		**Sask.**		**British Columbia**		
Exploration expenditures:	**Total**	**Cuprum**	**Moly-garchy**	**Black Lake**	**Other**	**Gillman**	**Meridian**	**CR**
Balance September 30, 2007	**$1,663,781**	**$50,690**	**$ -**	**$887,380**	**$ -**	**$33,893**	**$66,616**	**$625,202**
Geological consulting	69,887	748	3,115	11,814	312	6,296	44,353	3,249
Geochemical analysis	24,616	-	95	20,209	1,403	-	2,909	-
Geophysical	49,671	3,118	43,913	880	-	-	880	880
Field costs	5,577	309	390	82	-	502	4,130	164
Equipment rental	7,748	-	-	-	-	-	7,748	-
Drilling and drilling preparation	126,622	-	-	1,382	-	-	125,240	-
Travel and accommodation	27,378	-	-	-	-	214	27,164	-
Air support	21,114	4,081	-	-	-	-	17,033	-
Write-down of mineral properties	(1,715)	-	-	-	(1,715)	-	-	-
Balance June 30, 2008	**1,994,679**	**58,946**	**47,513**	**921,747**	**-**	**40,905**	**296,073**	**629,495**
Property acquisition costs:								
Balance September 30, 2007	**210,865**	**41,468**	**-**	**18,400**	**-**	**20,369**	**29,565**	**101,063**
Costs incurred	124,519	-	11,592	20,125	420	21,552	33,667	37,163
Write-down of mineral properties	(420)	-	-	-	(420)	-	-	-
Balance June 30, 2008	**334,964**	**41,468**	**11,592**	**38,525**	**-**	**41,921**	**63,232**	**138,226**
Total mineral properties June 30, 2008	**$2,329,643**	**$100,414**	**$59,105**	**$960,272**	**$ -**	**$82,826**	**$359,305**	**$767,721**
Equipment	25,084							
Accumulated amortization	(21,067)							
Total June 30, 2008	**$2,333,660**							

5. Asset retirement obligation

	June 30 2009	September 30 2008
Balance, beginning of period	**$ 9,977**	$ 14,424
Reclamation work performed during the period	**(1,920)**	(4,447)
Adjustment to estimate	**(3,057)**	-
Balance, end of period – current liability	**$ -**	$ 9,977
Balance, end of period – non-current liability	**$ 5,000**	$ -

As at September 30, 2008 the Company had included in liabilities an estimated current obligation of $9,977 for trench reclamation at its CR property in British Columbia and other miscellaneous clean-up. The remediation at CR was competed during the nine months ended June 30, 2009. The remaining $5,000 liability at June 30, 2009 represents an estimate of clean-up costs for other miscellaneous properties. The legally obligated clean-up for its abandoned Yukon properties was completed during the summer of 2008. Management has estimated that discounted clean-up obligations for subsequent future periods are not significant. The ultimate amount of future restoration costs is uncertain; circumstances could arise over the years that would require material revisions to these estimated obligations. Changes in assumptions could have a material effect on the fair value of asset retirement obligations.

6. Capital Stock, Warrants and Contributed Surplus

a) Authorized

i) an unlimited number of voting shares
ii) an unlimited number of Class A preferred shares issuable in series
iii) an unlimited number of Class B preferred shares issuable in series

b) Issued

	Number of Shares	Share Amount	Contributed Surplus	Number of Warrants	Warrants Amount
Balance Sept. 30, 2008	42,964,986	$9,255,478	$ 651,698	7,933,970	$402,067
Warrant expiry	-	-	97,067	(2,600,000)	(97,067)
Issued pursuant to property acquisitions	1,325,000	41,375	-	-	-
Issued in consideration of extension of option payment deadline	100,000	8,000			
Issued pursuant to private placement (net of share issue costs of $963)	2,530,000	55,287	-	1,265,000	7,000
Tax effect of flow-through renunciation	-	(37,500)	-	-	-
Balance June 30, 2009	46,919,986	$9,322,640	$ 748,765	6,598,970	$312,000

During the nine months ended June 30, 2009, the Company closed a private placement of 2,530,000 units at $.025 per unit for gross proceeds of $63,250. Each unit was comprised of one common share and ½ of one common share purchase warrant. Each whole common share purchase warrant may be exercised to acquire one common share at $0.10 per share to April 30, 2011. Officers, directors, or their immediate family acquired, in aggregate, 730,000 of the units. The warrants were valued at $7,000 using the Black Scholes Option Pricing Model assuming volatility of 88%, a 0.98% risk-free interest rate and a warrant life of 2 years.

During the nine months ended June 30, 2009, the Company issued 1,325,000 shares in aggregate for the Gillman, CR and Meridian, British Columbia; Black Lake, Saskatchewan and Molygarchy, Yukon mineral property acquisitions. Further, during this period, the Company issued 100,000 of its common shares as consideration for the extension by one year of the CR property final cash option payment deadline to June 30, 2010.The transactions were valued using the market price of the Company's shares on the issue date.

During the nine months ended June 30, 2009, the Company renounced, in aggregate, $150,000, (nine months ended June 30, 2008 - $593,000), of flow-through share tax benefits that pertained to previous fiscal years' flow-through financings. The tax effect of $37,500, (2008 - $172,000), has been recorded as a reduction of capital stock. The future taxes that resulted from this transaction were completely offset through the utilization of previously unrecognized tax benefits. This resulted in a future income tax recovery in the periods ended June 30, 2009 and June 30, 2008.

6. Capital Stock, Warrants and Contributed Surplus (continued)

c) Outstanding options

The following summarizes options outstanding at June 30, 2009 that may be exercised to purchase the number of common shares indicated. During the nine months ended June 30, 2009, no options were granted or exercised, and none expired.

Expiry Date	Number of Shares	Price
December 20, 2012	1,025,000	$0.10
April 26, 2011	100,000	$0.14
May 12, 2010	675,000	$0.16
	1,800,000	

The Company has an option plan, (the plan), under which up to 10% of the issued and outstanding common shares are reserved for issuance. Under the Plan, the options that have been granted expire at the earlier of five years from the grant date, the date at which the Directors determine, or 60 days from the date from which the optionee ceases to be a director, officer, employee or consultant. The exercise price of the options granted under the Plan will not be less than that from time to time permitted under the rules of the stock exchange or exchanges on which the shares are then listed, which price reflects trading values at that time. All of the above options vested immediately upon granting.

d) Warrants

Description	Exercise Price	Expiry	Balance Sept.30, 2008	Issued	Expired	Balance June 30, 2009
Warrants	$0.10	Apr 30, 2011	-	1,265,000	-	1,265,000
Warrants	$0.15	Jun 12,2010	1,500,000	-	-	1,500,000
Warrants	$0.13	Dec. 8, 2008	2,600,000	-	(2,600,000)	-
Brokers' warrants	$0.13	Jun 12,2010	7,500	-	-	7,500
Series B warrants	$0.40	Jul 31, 2009	926,470	-	-	926,470
Series C warrants	$0.50	Jul 31, 2009	2,900,000	-	-	2,900,000
			7,933,970	1,265,000	(2,600,000)	6,598,970

Each warrant can be exercised to acquire one common share at the price indicated in the table above. Subsequent to period-end the Series B and Series C warrants expired without exercise, leaving a balance of 2,772,500 warrants outstanding.

7. Stock-based compensation

Included in general and administrative expenses, for the nine months ended June 30, 2008, is stock based compensation in the amount of $55,000. The fair value of the compensation was determined using the Black Scholes option-pricing model assuming 99% volatility, 3.9% risk-free interest rate and an expected option life of 2 years for the 1,025,000 options granted at an exercise price of $0.10 per share.

8. Financial instruments

The following summarizes the carrying values of the various financial instrument categories:

	Carrying value	
Category	June 30, 2009	September 30, 2008
Held for trading (Cash and cash equivalents)	$ 36,942	$ 196,492
Loans and receivables (Accounts receivable & Due from related parties)	$ 6,138	$ 17,311
Other financial liabilities (Accounts payable and accrued liabilities & Due to related parties)	$ 26,582	$ 79,807

8. Financial instruments (continued)

Loans and receivables and other financial liabilities are carried at amortized cost which approximates fair value and cost due to the short-term nature of the instruments. Held for trading investments are carried at fair value which approximates cost due to their short-term nature. Unless otherwise noted, it is management's opinion that the Company is not exposed to significant interest, currency or credit risks arising from these financial instruments.

9. Related party transactions

During the comparative period a company related by virtue of common officers and/or directors, billed the Company for its share of general and administrative costs and allocated secretarial salaries. The total billed for the nine months ended June 30, 2008 was $15,000. Officers and directors of the Company billed for their consulting services at hourly or daily rates, either personally or through their corporate employers. The aggregate billed for the nine months ended June 30, 2009 was $69,000, (2008 - $109,000). Related party payables at June 30, 2009 and September 30, 2008 related to unpaid consultants' billings and general and administrative and secretarial billings.

The Company sublet office space to companies related by virtue of certain common officers and directors and incurred certain administrative expenditures on their behalf. The aggregate base rent, operating and administrative costs charged to the related companies was $28,000 during the nine months ended June 30, 2009, (2008-$106,000). Amounts due from related parties pertain to administrative charges unpaid at period-end. See also note 3 and note 6.

Related party transactions were in the normal course of operations and were measured at the exchange amount which is the amount of consideration established and agreed to by the related parties

10. Commitments

The Company rents office space pursuant to a lease agreement that extends to December 31, 2011. The Company's remaining base lease commitments by fiscal year are as follows:

2009	$24,900	2011	$99,500
2010	$99,500	2012	$24,900

Pursuant to sublease agreements, a company, related by virtue of common officers and/or directors, is committed to pay 20% and a non-related company is committed to pay 56% of the above-noted rent pursuant to sublease agreements.

Pursuant to mineral property acquisition agreements, the Company is committed to make payments in cash and shares of its common stock. Should the Company decide to terminate the option agreements at any time, it is not liable for future cash and share issuances. Assuming that the Company does not terminate any of the agreements in place at June 30, 2009, the Company is committed to the following cash and share issuance payments as at June 30, 2009:

Fiscal Year payment is due	Cash Commitment		Share Issuance Commitment
Remainder of 2009	$ 35,000	*	-
2010	$ 70,000	**	125,000
2011	$ 30,000		-
	$135,000		125,000

* Of the total commitment for the remainder of 2009, $35,000 has been temporarily suspended, in agreement with the property vendors, until the consummation of a significant financing.
**Includes cash payment of $20,000 for CR that was deferred from June 30, 2009 to June 30, 2010 in agreement with the vendor, upon the Company issuing 100,000 common shares as consideration for the extension.

11. Capital

The Company's objective when managing capital is to continue as a going concern so that it can provide value to shareholders by acquiring and conducting exploration on mineral exploration properties with the ultimate objective of finding commercial quantities of base and/or precious metals. Capital is defined as Capital Stock, Warrants and Contributed Surplus. The Company has traditionally financed through equity issues rather than debt and does not anticipate using debt to finance its continuing grass roots exploration. Should the Company evolve to the point where it is developing or operating a mine, debt options would be investigated.

The Company will raise equity as cash flow requirements dictate and will attempt, when able, to time financings with more favorable market conditions. The Company can scale back exploration, and to a certain extent, discretionary administrative costs during tighter equity markets. The Company invests all capital that is surplus to its immediate operational needs in short-term, liquid and highly-rated financial instruments such as Bankers' Acceptances or in interest-bearing bank and brokerage accounts.

The externally imposed capital requirement to which the Company will from time-to-time be exposed relates to flow-through shares. The Company had expended all flow-through proceeds to December 31, 2008 on qualifying exploration expenditures and consequently had no restrictions related thereto at June 30, 2009.

12. Financial Risk Management

a) Credit risk

Credit risk is the risk of financial loss to the Company if counterparties to a financial instrument fail to meet their contractual obligations. The Company's financial instruments that could be subject to credit risk consist of related party receivables, GST input tax credits and cash held in bankers' acceptances. The Company considers credit risk to be low on these instruments as at June 30, 2009.

b) Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they are due. The Company's approach to managing liquidity risk is the utilization of budgets, to attempt to maintain sufficient liquidity in order to meet operational and exploration requirements as well as property acquisition commitments. The Company raises capital through equity issues and its ability to do so is dependent on a number of factors including market acceptance, stock price and exploration results. The Company is currently investigating financing options as additional financing is required for the Company to carry on operations beyond the end of fiscal 2009. Liquidity risk is high at June 30, 2009 due to the general stock market conditions that have resulted in depressed stock prices and a loss of investor confidence and consequently difficulty in raising funds through equity financing. Refer also to note 1 – going concern.

c) Market risk

Market risk consists of currency risk, commodity price risk and interest rate risk. The objective of market risk management is to manage and control market risk exposures within acceptable limits. All of the Company's transactions are denominated in Canadian dollars. Consequently, the Company is not exposed to foreign currency exchange risk at this time. The Company has not yet developed commercially producing mineral assets, therefore it is not exposed to commodity price risk at this time. As the Company has no debt facility and does not have significant interest earnings, it is not exposed to interest rate risk at this time.

13. Seasonality or cyclicality

The Company incurs substantially all of its mineral property exploration expenditures during the months of March through October.

MANSON CREEK RESOURCES LTD.
MANAGEMENT'S DISCUSSION AND ANALYSIS
FOR THE NINE MONTHS ENDED JUNE 30, 2009

The information included in this document should be read in conjunction with the unaudited financial statements for the nine months ended June 30, 2009 and related notes thereto. The financial information in this Management Discussion and Analysis, (MD&A), is derived from the Company's financial statements prepared in accordance with Canadian Generally Accepted Accounting Principles. The effective date of this MD&A is August 26, 2009. All dollar amounts are in Canadian Dollars unless otherwise stated.

Statements and/or financial forecasts that are unaudited and not historical, including exploration and administrative budgets, are to be regarded as forward-looking statements that are subject to risks and uncertainties that can cause actual results to differ materially from those anticipated. Such risks and uncertainties include risks related to the Company's business including, but not limited to: general market and economic conditions, limited operating history, continued industry and public acceptance, regulatory compliance, potential liability claims, additional capital requirements and uncertainty of obtaining additional financing and dependence on key personnel. Actual exploration and administrative expenditures can differ from budget due to unforeseen circumstances, changes in the market place that will cause suppliers' prices to change, and additional findings that will dictate that the exploration plan be altered to result in more or less work.

All forward-looking information is stated as of the effective date of this document, and is subject to change after this date. There can be no assurance that forward-looking information will prove to be accurate and future events and actual results could differ materially from those anticipated.

1) Principal Business of the Company

Manson Creek Resources Ltd., (the Company), trading as MCK on the TSX.V, is engaged exclusively in the business of mineral exploration and development and, as the Company has no mining operations, is considered to be in the development stage. The Company's philosophy is to acquire projects at the grass roots level and advance them to a point where partners can be brought in to further the properties to the stage where a mine is commercially feasible or the property can be sold outright.

The recoverability of the amounts comprising mineral properties is dependent upon the existence of economically recoverable mineral reserves; the acquisition and maintenance of appropriate permits, licenses and rights; the ability of the Company to obtain financing to complete the development of the properties where necessary and upon future profitable production; or, alternatively, upon the Company's ability to recover its costs through a disposition of its interests.

The Company has no operating income and no earnings; exploration and operating activities are financed by the sale of common shares and warrants. None of the Company's properties are in production. Consequently, the Company's net income is a less meaningful indicator of its performance or potential.

2) Nine months ended June 30, 2009 Highlights

a) Completed the Meridian, British Columbia prospecting and sampling program and announced results including 11.6 grams per tonne, (g/t) gold and 2.4 g/t silver over 1.0 meter, and 20.5 g/t gold and 3.3 g/t silver over 0.6 meters, both from continuous chip samples.

b) Completed a private placement in April, 2009 for gross proceeds of $63,250 which was used to fund the summer exploration program on the Meridian gold/silver project in British Columbia and to fund working capital needs.

c) Announced complete sample results for the diamond drill program on the Meridian property. The drill campaign successfully intersected widespread gold mineralization adjacent to the historic Eva Mine. Drill samples ranged from .33 grams per tonne (g/t) gold and .23 g/t silver to 5.94 g/t gold and 1.7 g/t silver over 23 meter and 1 meter widths respectively. Grab samples included 194 g/t gold and 48.1 g/t silver.

2) Nine months ended June 30, 2009 Highlights (continued)

d) Announced results for new discoveries on the Gillman silver/lead/zinc project in British Columbia. Samples taken on five recently discovered strongly developed gossans returned highly anomalous assays of silver, lead, zinc, nickel, copper and molybdenum. The five samples collected in the five zones averaged 0.6 g/t silver, 48 parts per million (ppm) lead, 812 ppm zinc, 268 ppm nickel, 182.6 ppm copper, 24 ppm molybdenum and 10 parts per billion gold.

3) Mineral Properties

British Columbia

a) Meridian

During the year ended September 30, 2006 the Company entered into an agreement to acquire 100% of the Meridian property, subject to a 2.0% net smelter interest three quarters of which may be purchased by the Company for $1,500,000, by making staged payments over five years aggregating $87,500, (paid $40,000 to date), and issuing 475,000 of the Company's common shares, all of which have been issued to date. Meridian, located 45 kilometers from Revelstoke, British Columbia, encompasses five past producing gold mines that were active in the early 1900's.

During 2006 a number of samples were taken during a due diligence visit, including grab samples from dumps proximal to historic mine workings and chip and composite samples taken from within a number of the historical underground workings. Mine dump samples ranged from 0.53 to 90.6 grams per tonne, (g/t), gold and 0.20 to 563 g/t silver. A composite sample along the length of a 2 meter wide quartz vein in one of the adits assayed 46.6 g/t gold and 24.7 g/t silver over a length of 10 meters. Excessive rainfall limited access to the property during 2007. A seven hole, 1,141 meter drill program was completed in early July, 2008. The program tested a number of prospective zones proximal to the workings of the historical Eva Mine. All of the drill holes intersected shear zones and the associated quartz veins along strike and to depth of the historical workings.

Significant drill results from the 2008 program ranged from 0.33 g/t, gold and 0.23 g/t silver over 23 meters on hole 1 to 5.94 g/t gold and 1.7 g/t silver over 1 meter on hole 2. Surface sampling conducted at the time of drilling further demonstrated the widespread mineralization. One grab sample assayed 194.00 g/t gold and 48.1 g/t silver. The sample was collected from an outcrop of sheeted quartz veins within a carbonate altered sediment host located along strike of the Camborne Fault and between drill setups for hole 2 and 3. Further, sampling from a 3.0 meter exposure of the cross fault between drill setups for hole 4 and 5 returned 4.42 g/t gold and 1.4 g/t silver on a 1.0 meter continuous chip sample and a grab sample returned 10.6 g/t gold and 4.4 g/t silver from the same location.

The summer 2009 exploration program included underground mapping and sampling of historical workings with an estimated budget of $10,000 and actual costs approximating $10,000. Prospecting and sampling of the Imperial area, located 280 meters to the west/southwest of the main Meridian zone, returned 11.6 g/t gold and 2.4 g/t silver over 1.0 meter in a continuous chip sample. This interval was located within a broader 2.0 meter zone grading 6.65 g/t gold and 1.35 g/t silver. Sampling in the Criterion stope, a zone that is approximately perpendicular to the Meridian mineralized trend, returned an assay of 20.5 g/t gold and 3.3 g/t silver from a continuous chip sample of 0.60 meters of quartz vein containing iron carbonate within the broader 2.0 meter zone. Further, 15 samples collected in development stopes of the historical Eva Mine contained a weighted average of 0.26 g/t gold.

The results of the 2009 program are currently being integrated into the geological and structural model that will guide future drilling. Drilling would continue the process of delineating this gold-bearing system.

3) Mineral Properties (continued)

b) CR

The Company entered into an agreement in February, 2004 to acquire a 100% interest in the CR property located in the Omineca Mining District of British Columbia. In order to earn a 100% interest, the Company must make cash payments aggregating $92,500, (paid $72,500 to date), and issue 575,000 common shares, (issued 575,000 to date), over five years. The vendor will retain a 1.5% net smelter return, 1.0% of which, (two thirds of the vendor's interest), may be purchased by the Company for $1,000,000.

The property consists of 2 recorded claims totaling approximately 1,300 hectares. The CR property has excellent road access and a power line cutting through the western property boundary. Two priority exploration targets have been identified; the South Porphyry Zone, and the North Porphyry-Breccia Zone. The surface exploration program in fiscal 2004 confirmed the presence of a large zone of low-grade porphyry copper-molybdenum-gold mineralization at the South Porphyry Zone, expanded targets at the North Porphyry Zone, and identified a new high priority exploration target.

The 2005 drilling program tested historical intercepts to attempt to extend known mineralization. Mapping, trenching and diamond drilling, outlined a mineralized porphyry system that is 975 meters in strike length by 100 to 180 meters in width. The 2006 IP geophysical survey identified a 325 meter by up to 200 meter chargeability anomaly that could represent a further extension of the known 975 meters long, (100 – 180 meter wide), mineralized porphyry that is open along strike and depth.

The Company completed 1,988 meters of diamond drilling in May, 2007. The seven-hole drill program further defined near surface high grade mineralization including 28.5 meters of 0.607% copper, as well as outlining higher grade molybdenum zones through the complex including 41 meters of 0.036% molybdenum and 0.334% copper.

There is one remaining option payment of $20,000 due on June 30, 2010 required to acquire 100% of the CR property. Management successfully negotiated having the deadline for the $20,000 payment extended to June 30, 2010 from June 30, 2009 in exchange for the issuance of 100,000 of the Company's common stock. The Company is examining various options for advancing the CR property including finding an interested joint venture partner.

c) Gillman

During the year ended September 30, 2006 the Company entered into an agreement to acquire 100% of the Gillman property, subject to a 2.0% net smelter interest three quarters of which may be purchased by the Company for $1,500,000, by making staged payments over five years aggregating $95,000, (paid $27,500 to date), and issuing 475,000, of the Company's common shares, all of which have been issued to date.

The property consists of contiguous mineral tenures aggregating 1,179 hectares. The claim group envelopes 7.4 kilometers of the mineralized Camborne fault structure that hosts the majority of the mineral occurrences in the district. This new claim group, along with the adjacent Meridian property, gives the Company exposure to over 1,800 hectares of very favorable stratigraphy in the prolific Beaton-Camborne Camp. The Beaton-Camborne camp hosts 86 mineral deposits of which 18 are past producers having a reported combined production of more than 60 million grams of silver and significant amounts of gold, lead and zinc.

The Company completed a prospecting program in May, 2006 resulting in the discovery of the "Allison" silver/lead/zinc showing. This new mineral occurrence is located on a fault structure parallel to the dominant north trending Camborne regional fault. This fault is intimately tied to the mineralization of the area. Prospecting and geological mapping, focusing on the Gillman and Silver dollar mineral occurrence areas, was completed in July, 2006 in conjunction with the drill road construction on the nearby Meridian claim group. A program of additional geological mapping and sampling on the Gillman/Silver Dollar property was completed in August, 2006. The Company has identified five distinct precious and base

3) Mineral Properties (continued)

c) Gillman

metal zones to date. The five zones, each comprised of a number of mineralized showings, occur within a several hundred meter wide zone of locally sheared and silicified metasedimentary rocks paralleling the prominent Camborne Fault. Assay results from the August sampling indicated gold in the range of 0.08 to 25.2 grams per tonne and silver in the range of 1.9 grams per tonne to 1,265 grams per tonne.

In late July, 2008 the Company commenced an exploration program, with a budget of $40,000 and actual costs approximating $30,000, consisting of geological mapping, prospecting and sampling to extend and outline mineralized zones identified to date. Five discrete areas of developed gossans were found to occur along strike of the known mineralized occurrences on the claim block. Samples taken of the five gossans returned highly anomalous assays of silver, lead, zinc, nickel, copper and molybdenum. The five samples collected averaged 0.6 grams per tonne (g/t) silver, 48 parts per million (ppm) lead, 812 ppm zinc, 268 ppm nickel, 182.6 ppm copper, 24 ppm molybdenum and 10 parts per billion gold. The Company acquired three new claims to incorporate several of the new zones as well as additional prospective geology along the mineralized Camborne fault zone. Management is investigating possible option or joint venture opportunities for this property.

Saskatchewan

Black Lake

During the year ended September 30, 2007, the Company entered into an acquisition agreement to acquire 100% of 7 mineral claims, subject to a 1.5% net smelter interest, by making staged payments over three years aggregating $20,000, (paid $20,000 to date), and issuing 400,000, of the Company's common shares, (issued 275,000 to date). The Company has the option to purchase two thirds of the vendor's net smelter interest, (a 1.0% interest), for $1,500,000. The claims, comprising approximately 5,484 hectares, are approximately 30 kilometers east of Stony Rapids in northern Saskatchewan. The claims host known uranium occurrences, and are located within, or near, major regional trends believed to be active during the mineralizing processes. Areas of the Black Lake property have seen varying levels of historic exploration including limited diamond drilling.

During the Company's 2007 exploration program, it identified two significant target zones; the A zone and Charlebois Lake. The Company conducted a drill program during fiscal 2007, successfully intersecting significant volumes of pegmatite-hosted uranium mineralization along the multi-kilometer radiometric anomaly at Charlebois Lake and mineralized granite/pegmatite in the A Zone.

The Company will be required to issue 125,000 of its common shares in November, 2009 in order to acquire a 100% interest in this property. The Company has incurred sufficient expenditures on the property for the claims to remain current for many years. Although the Company does not currently plan to return the property to the vendor and continues to investigate possible joint venture or option opportunities, management determined that it was unlikely that it would conduct further exploration on Black Lake as financial resources would be better devoted to its British Columbia properties. Consequently the property was written-off during the three months ended June 30, 2009.

Yukon

Molygarchy

During the year ended September 30, 2008, the Company entered into an acquisition agreement to acquire a 100% interest in this prospective molybdenum property. Management completed a geophysical and geological program on the property during June/July, 2008. While management initially contemplated a follow-up program to examine soil anomalies that remained untested, during the current quarter they determined that financial resources would be better allocated to its British Columbia properties. Consequently the property was returned to the vendor and all related capitalized costs were written-off in the current period.

4) Operating Results

Nine months ended June 30, 2009 compared to nine months ended June 30, 2008

A summarized statement of operations appears below to assist in the discussion that follows:

Nine months ended June 30	**2009**	**2008**	**Variance (negative) positive**
General and administrative	**$ (112,176)**	$ (232,767)	$ 120,591
Reporting to shareholders	**-**	(30,522)	30,522
Professional fees	**(3,587)**	(9,802)	6,215
Other	**(9,424)**	(9,756)	332
Write-down of mineral properties	**(1,091,259)**	(2,135)	(1,089,124)
Future income tax recovery	**37,500**	172,000	(134,500)
Interest and other income	**1,016**	15,123	(14,107)
Net and comprehensive loss	**$ (1,177,930)**	$ (97,859)	$(1,080,071)

The largest contributing factor to the significant loss during 2009 is the write-down of mineral properties. The comparative period write-down of mineral properties pertained to prospective properties that the Company decided not to pursue, while the current period write-off pertained to both the Black Lake, Saskatchewan and Molygarchy, Yukon mineral properties. The timing of incurring reporting to shareholder costs can vary. The Company is deferring their annual meeting in order to conserve cash, consequently no reporting to shareholder costs were incurred in the current period. The decrease in interest income is a function of both decreasing average cash balances and a decrease in interest rates. Future income tax recoveries pertained to the tax effect of flow-through share renunciations. The tax effect was recognized in the period in which the tax benefits were renounced to the shareholders. Since the Company had unrecognized tax benefits, a tax recovery was recorded to offset the future tax liability that would have been recorded in conjunction with the reduction in capital stock. The future income tax recovery is a function of the amount of flow-through expenditures renounced and the tax rate, each of which can vary from year to year.

General and administrative costs decreased approximately $121,000 from the comparative period. The following summarizes the major expense categories comprising general and administrative expenses for the respective periods:

Nine months ended June 30,	**2009**	**2008**
Administrative consulting fees	**$ 31,930**	$ 64,300
Stock-based compensation	**-**	55,000
Travel and promotion	**4,820**	24,569
Occupancy costs	**30,926**	42,300
Office, secretarial and supplies	**11,370**	14,589
Insurance	**15,046**	15,704
Investor relations	**7,125**	11,310
Miscellaneous	**398**	2,331
Networking/website	**2,561**	2,664
Property option extension fee	**8,000**	-
Total	**$ 112,176**	$ 232,767

The most significant contributor to the higher general and administrative expenses in the comparative period was stock-based compensation of $55,000 that was recorded during the nine months ended June 30, 2008. This is a non-cash charge that estimates the value of stock options granted in the period. No stock options were granted in the current period.

4) Operating Results (continued)

Nine months ended June 30, 2009 compared to nine months ended June 30, 2008

Administrative consulting fees decreased approximately $32,000 and travel and promotion decreased $20,000 from the comparative period. These decreases were a function of a conscious effort to reduce costs including a reduction in conferences attended in the current period. Occupancy costs decreased $11,000 due to the fact that a greater portion of the Company's office space was subleased in the current period. Investor relations costs decreased $4,000 from the comparative period. The investor relations cost in the current period reflected the last of a series of payments made to a firm for the preparation of a research report and investment analysis of the Company. The prior period investor relations costs related to an investor email campaign and the first of a series of payments made to a firm for investor relations services. In the current period, the Company issued 100,000 common shares, valued at $8,000, as consideration for the extension by one year of the due date for the CR property option payment.

The following summarizes the components of professional fees included in the statement of earnings:

Nine months ended June 30	**2009**	**2008**
Legal and filing fees	**$ 4,310**	$ 9,957
Audit fees	**(723)**	(155)
Total	**$ 3,587**	$ 9,802

The negative values for audit fees represented the excess of the audit accrual at the respective year ends over actual billings received for the year-end audits. The higher legal fees in the comparative period pertained to tax work performed as it pertained to flow-through share issues.

Three months ended June 30, 2009 compared to three months ended June 30, 2008

The Company recorded a loss of $1,135,348 for the three months ended June 30, 2009 and a loss of $60,308 for the three months ended June 30, 2008. The significant variances quarter to quarter that resulted in an increase in the loss of approximately $1,075,000 were as follows:

Three months ended June 30	**2009**	**2008**	**Variance**
Interest and other income	**$ -**	$ 3,556	$ (3,556)
General and administrative expenses	**(38,566)**	(57,205)	18,639
Other	**(5,523)**	(6,239)	716
Write-down of mineral properties	**(1,091,259)**	(420)	(1,090,839)
Net and comprehensive loss	**$ (1,135,348)**	$ (60,308)	$(1,075,040)

The largest contributing factor to the increased loss was the write-off of the Black Lake, Saskatchewan and Molygarchy, Yukon mineral properties during the three months ended June 30, 2009. The decline in interest and other income is due to a combination of lower average cash balances and lower interest rates.

General and administrative costs decreased approximately $18,000 from the comparative period. The following summarizes the major expense categories comprising general and administrative expenses for the respective periods:

Three months ended June 30,	**2009**	**2008**
Administrative consulting fees	**$ 9,238**	$ 14,392
Travel and promotion	**1,074**	2,506
Occupancy costs	**9,947**	17,744
Office, secretarial and supplies	**4,694**	7,018
Insurance	**4,596**	5,204
Investor relations	**-**	8,110
Property option extension fee	**8,000**	-
Miscellaneous	**1,017**	2,231
Total	**$ 38,566**	$ 57,205

Refer to nine month comparative for a discussion of significant variances.

5) Liquidity and Capital Resources

The Company's working capital position at June 30, 2009 was $32,000, (September 30, 2008 - $139,000). The Company expended $79,000 cash on mineral property additions during the nine months ended June 30, 2009, (2008 - $226,000). Cash operating expenses in excess of interest income aggregated $141,000 during the nine months ended June 30, 2009, (2008 - $263,000). A private placement contributed $62,000, after issue costs, during the nine months ended June 30, 2009, ($291,000 – 2008). During the nine months ended June 30, 2009, $2,000 was expended on asset retirement obligations, (2008 - $Nil).

Financing is required in order for the Company to fund mineral property acquisition cash commitments and administrative costs beyond fiscal 2009. Management is investigating potential equity financings. Current depressed equity markets and limited availability of capital, is making it difficult to find financing. Although management is reducing discretionary expenses to the extent possible and investigating the sale of non-core assets, should a financing not be arranged, there is considerable doubt about the Company's ability to carry on as a going concern beyond fiscal 2009. (Refer to note 1 to financial statements)

6) Contractual Obligations

Effective January 1, 2007, the Company's office lease was extended for five years. The following summarizes annual base lease commitments as at June 30, 2009 for the ensuing five fiscal years:

Remainder of 2009 $24,900 **2010** $99,500 **2011** $99,500 **2012** $24,900 **2013** $Nil

Pursuant to sublease agreements, other companies will be responsible for 76% of the aforementioned payments.

As at June 30, 2009, aggregate unpaid mineral property option cash payments and share issuances, by fiscal year required to complete the acquisitions of the CR, Meridian, Gillman and Black Lake properties, are as follows:

Fiscal year of payment	Cash	Common Shares
Remainder of 2009	$ 35,000	-
2010	$ 70,000	125,000
2011	$ 30,000	-
Total	$135,000	125,000

The Company can choose to terminate any of these agreements at any time without a requirement for further cash and share payments. During the nine months ended June 30, 2009, the Company negotiated a temporary suspension of $35,000 of the fiscal 2009 cash commitments that were to have been due on November 30, 2008. In return, the Company agreed to issue shares due in each of 2009, 2010, and 2011 and agreed to pay $5,000 of the committed cash amount due in fiscal 2009, all on November 30, 2008. The Company further committed to pay the 2008 deferred cash amount of $35,000 upon completion of a significant financing. The $35,000 deferred cash amount is included in the 2009 committed amount, although it will not become payable until a significant financing is completed.

7) Financing

On April 30, 2009, the Company closed a private placement financing of 2,530,000 units at $0.025 per unit for gross proceeds of $63,250. Each unit was comprised of one common share and ½ of one common share purchase warrant. Each whole common share purchase warrant may be exercised to acquire one common share at $0.10 per share to April 30, 2011. The proceeds were utilized to finance the summer, 2009 exploration program on Meridian and working capital requirements.

7) Financing (continued)

In fiscal 2008 the Company closed a non-brokered private placement consisting of 1,500,000 common units, (Units) at a price of $0.10 per Unit and 1,153,845 flow-through common shares at a price of $0.13 per share. Each Unit was comprised of one common share and one share purchase warrant. Each warrant entitles the holder to purchase an additional common share at a price of $0.15 per share to June 12, 2010. A cash finders' fee of $1,125 and 7,500 Brokers' Warrants exercisable into one common share at a price of $0.13 per share to June 12, 2010 were issued to registered dealers. The proceeds from the private placement were used to fund administrative costs and exploration programs. By December 31, 2008 all of the $150,000 flow-through proceeds had been expended on qualifying expenditures.

8) Selected Annual Financial Information

The following selected financial data has been extracted from the audited financial statements, prepared in accordance with Canadian Generally Accepted Accounting Principles, for the fiscal years indicated and should be read in conjunction with those audited financial statements.

For the years ended or as at September 30,	2008	2007	2006
Financial Results			
Interest and other income	$ 17,099	$ 34,950	$ 18,441
Net and Comprehensive Loss	$ (279,899)	$ (149,620)	$ (436,035)
Basic and diluted loss per share	$(0.01)	$0.00	$(0.02)
Financial Position			
Working capital	$ 139,221	$ 655,146	$ 609,464
Total assets	$ 2,595,101	$ 2,621,528	$ 1,368,462
Capital Stock	$ 9,255,478	$ 9,146,456	$ 8,133,464
Warrants	$ 402,067	$ 433,902	$ 318,529
Contributed Surplus	$ 651,698	$ 500,863	$ 227,334
Deficit	$(7,803,926)	$(7,524,027)	$(7,374,407)

Write-off of mineral properties, stock-based compensation and future tax recoveries all contributed to variances in the recorded losses from year to year. Mineral property write-offs aggregated $113,000 in 2008, (2007 - $94,000, 2006 - $263,000). Stock based compensation aggregated $55,000 during fiscal 2008, (2007 - $Nil, 2006 - $6,000). Future income tax recoveries aggregated $172,000 during fiscal 2008, (2007 - $210,000, 2006 - $51,000).

9) Selected Quarterly Financial Information

The following selected financial data has been extracted from the unaudited financial statements, prepared in accordance with Canadian Generally Accepted Accounting Principles, for the fiscal periods indicated and should be read in conjunction with those unaudited financial statements.

Three months ended:	June 30 2009	Mar. 31 2009	Dec. 31 2008	Sept 30 2008	June 30 2008	March 31 2008	Dec 31 2007	Sept 30 2007
Interest & Other	$ -	$ 1,016	$ 626	$ 1,976	$ 3,556	$ 4,742	$ 6,825	$ 9,083
Loss before mineral property write-offs and income tax recoveries	$ (44,089)	(31,778)	(48,304)	(71,532)	(59,888)	(85,710)	(122,126)	(74,491)
Mineral property write-offs	(1,091,259)	-	-	(110,508)	(420)	-	(1,715)	(12,148)
Loss before income taxes	(1,135,348)	(31,778)	(48,304)	(182,040)	(60,308)	(85,710)	(123,841)	(86,639)
Future income tax recovery	-	37,500	-	-	-	172,000	-	-
Net and Comprehensive Earnings (Loss)	$(1,135,348)	$ 5,722	$(48,304)	$(182,040)	$(60,308)	$ 86,290	$(123,841)	$(86,639)
Basic and diluted earnings (loss) per share	$(0.03)	$0.00	$0.00	$0.00	$0.00	$0.00	$0.00	$0.00

9) Selected Quarterly Financial Information (continued)

The most significant influence on net income/loss is the amount of mineral property write-offs and stock-based compensation expenses as well as tax recoveries associated with tax-effecting flow-through shares. The timing and amount of the Company's mineral property write-offs cannot be predicted in advance and will vary from one reporting period to the next. As a result, there may be dramatic changes in the financial results and balance sheet position reported by the Company from period to period. Future income tax recoveries pertain to the application of unrecognized future tax benefits to reduce the future tax liability that is recorded when tax benefits are renounced to flow-through share investors.

Stock-based compensation cost of $55,000 contributed to the relatively higher loss in the three months ended December 31, 2007. Interest revenue varies with the amount of invested cash and interest rates. General and administrative expenses are generally higher in the quarter ended March 31 as annual report and other annual mailings as well as annual meeting costs tend to be incurred almost exclusively in this period. The result has traditionally been a higher net loss before mineral property write-offs in these periods. During the quarter ended March 31, 2009, however, this was not the case as the Company deferred calling an annual meeting in order to temporarily preserve cash.

10) Off-Balance Sheet Transactions

The Company has no off-balance sheet transactions to report.

11) Directors and Officers

Regan Chernish	*Director and President*	Doug Bryan	*Director*
Jean Pierre Jutras	*Director and Vice-President*	Shari Difley	*Chief Financial Officer*
Doug Porter	*Director*	Barbara O'Neill	*Corporate Secretary*
Shane Ebert	*Director*		

12) Related Party Transactions

The following non-arm's length transactions, (amounts rounded to nearest $1,000), occurred during the nine months ended June 30, 2009:

i) received or accrued $15,000, (2008 - $48,000), from corporations related by virtue of common officers and directors for rent of shared office space and $13,000, (2008 - $58,000), for lease operating and certain administrative expenses.

ii) paid or accrued $69,000, (2008 - $109,000), for consulting fees charged by officers and directors or their corporate employers on a per diem basis for geological, (geological billings for work specifically related to a mineral property is capitalized to that property), accounting and administrative services provided.

iii) paid or accrued to a company related by virtue of certain common officers and/or directors $15,000 for allocated office and secretarial expenses during the comparative nine months ended June 30, 2008.

iv) paid $15,000 to a Company, related by virtue of one common officer, for the purchase of the gold.ca domain name during the comparative nine months ended June 30, 2008.

v) officers, directors or their immediate family acquired in aggregate 730,000 of the 2,530,000 units issued pursuant to the April, 2009 private placement discussed in "7) Financing," above.

The purpose of related company office and rent charges is to realize certain economies associated with sharing office space and administrative services. Related party transactions were in the normal course of operations and were measured at the "exchange amount," which is the amount of consideration established and agreed to by the related parties.

13) Exploration Expenditures

Refer to note 4 to the financial statements for the schedule of expenditures incurred on the various properties during the periods ended June 30, 2009 and June 30, 2008 respectively.

14) Capital Stock, Warrants, Options

a) Capital Stock and Warrants Issued and outstanding

Refer to note 6 to the financial statements for details of issued and outstanding common shares as at June 30, 2009 and transactions during the nine months then ended. The following summarizes changes to capital stock and warrants subsequent to period-end, to August 26, 2009:

	Number of Shares	Share Amount	Number of Warrants		Warrants Amount
Balance June 30, 2009	46,919,986	$9,322,640	6,598,970		$312,000
Expired without exercise	-	-	(3,826,470)	**	(241,000)
Balance August 26, 2009	46,919,986	$9,322,640	2,772,500		$ 71,000

**The warrants expired on July 31, 2009.

b) Stock Options

No options were granted, exercised or cancelled, and none expired during the period from June 30, 2009 to August 26, 2009.

15) Outlook

The Company's primary objective is to discover mineral resources in economic quantities capable of supporting an operating mine. As the Company does not have expertise in operating a mine, should it discover such a promising property, it will attempt to ally with a more senior mining company that might option-in on the property or purchase the property outright. The Company is pleased with the exploration success they experienced during the fiscal 2008 exploration season, advancing the Meridian and Gillman, British Columbia properties as well as the sampling results from their summer 2009 program on Meridian. While management of the Company successfully arranged a private placement in April 30, 2009, that financed exploration on Meridian this summer, it will require additional financing to ensure that the Company can maintain its current properties and conduct further exploration programs in the future. As discussed under "5) Liquidity and Capital Resources" above, the financial markets are depressed and capital is tight. If financing cannot be obtained there is considerable doubt about whether the Company can continue to support working capital requirements past the end of fiscal 2009. While the Company has been successful raising equity funds in the past, there are no assurances it can continue to do so.

16) Risks

The success of the Company's business is subject to a number of factors including, but not limited to:

a) Substantial expenditures are required to explore for mineral reserves and the chances of identifying economical reserves are extremely small.

b) The junior resource market, where the Company raises funds, is extremely volatile and there is no guarantee that the Company will be able to raise funds as it requires. The Company may be forced to raise funds at a low share price resulting in increased dilution for current shareholders.

c) Although the Company has taken steps to verify title to the mineral properties in which it has an interest or in which it is earning an interest, there is no guarantee that the property will not be subject to title disputes or undetected defects.

d) The Company is subject to laws and regulations relating to environmental matters, including provisions relating to reclamation, discharge of hazardous materials, and other matters. The Company conducts its exploration activities in compliance with applicable environmental protection legislation and is not aware of any existing environmental problems that may result in a material liability for the Company, however changes to legislation could result in the Company being offside at some point in the future.

e) The Company is in competition with exploration companies with greater financial resources. This can hamper its ability to acquire certain exploration properties, attract joint venture parties and attract equity financing. Further, the Company must compete with these other companies to acquire contractors to perform certain exploration such as drilling. These contractors will often favor a larger project, making it more difficult for the Company to obtain their services.

16) Risks (continued)

f) The price of base and precious metals is highly volatile. Changes in these prices can alter the desirability of an exploration property, and feasibility of spending exploration dollars on it. Further, changes in commodity prices can affect the stock price of the Company.

g) The Company is dependent upon certain key personnel. Loss of any of these people could have a material adverse effect on the Company and its business.

h) The Company has a history of losses due to its status as an exploration company, with no production from mineral properties. Its ultimate success will depend on its ability to generate cash flow from producing properties at some point in the future, or alternatively from a disposition of its interests.

17) Critical Accounting Estimates

The most significant accounting estimate for the Company relates to the carrying value of its mineral property assets. Mineral properties consist of exploration and mining concessions. Acquisition and leasehold costs and exploration costs are capitalized and deferred until such time as the property is put into production or the properties are disposed of either through sales or abandonments. The estimated values of all properties are assessed by management on a quarterly basis by reference to project economics, including the timing of the exploration and/or development work, the work programs and exploration results experienced by the Company and others, and the extent to which optionees have committed, or are expected to commit to, exploration on the property. When it becomes apparent that the carrying value of a specific property exceeds its estimated net recoverable amount based on the foregoing criteria, an impairment provision is made for the decline in value.

Another significant accounting estimate relates to accounting for stock-based compensation. The Company uses the Black-Scholes Option Pricing Model. Option pricing models require the input of highly subjective assumptions including the expected price volatility. Changes in the subjective input assumptions can materially affect the fair value estimate, and therefore the existing models do not necessarily provide a reliable single measure of the fair value of the Company's stock options granted and vested during the year.

The Company's estimate for asset retirement obligations is based on existing laws, contracts or other policies. The value of the obligation is based on estimated future costs for abandonments and reclamations. By their nature, these estimates are subject to measurement uncertainty.

18) New Accounting Policies

Newly adopted

Effective October 1, 2008, the Company adopted amended Section 1400, General Standards of Financial Statement Presentation. This section includes requirements to assess and disclose the Company's ability to continue as a going concern. It indicates that financial statements shall be prepared on a going concern basis unless management either intends to liquidate the entity or to cease operations, or has no realistic alternative but to do so. (see note 1 to the financial statements)

Future

In February, 2008, the Canadian Accounting Standards Board, (AcSB), announced that interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011 must be prepared in accordance with International Financial Reporting Standards, (IFRS). Accordingly the Company will be required to present their financial statements for the fiscal year ended September 30, 2012 in accordance with IFRS and will be required to restate the comparatives for the fiscal year ended September 30, 2011. While the Company has begun assessing the consequences of the adoption of IFRS, the financial reporting impact of the transition to IFRS cannot be reasonably estimated at this time.

19) Other

Additional information relating to the Company may be found on SEDAR at www.sedar.com.

FILE No.
82-3874

MANSON CREEK RESOURCES LTD.

Suite 500, 926-5th AVENUE S.W., CALGARY, ALBERTA, T2P 0N7
PH: 403.233.0464 FAX: 403.266.2606 WWW.MANSON.CA

NEWS RELEASE 09-07 **AUGUST 25, 2009**

Symbol: **TSX Venture-MCK**

For Further Information Contact: **Regan Chernish at 1.403.233.0464**

Manson Creek Samples 20.50 Grams per Tonne Gold At Meridian Project

Manson Creek Resources Ltd. ('Manson Creek') is pleased to provide the results its summer exploration program on the road accessible Meridian Gold Project, located 45 kilometers from Revelstoke, British Columbia. Prospecting and sampling of the Imperial area has returned 11.6 grams per tonne (g/t) gold and 2.4 g/t silver over 1.0 meter in a continuous chip sample. This interval is located within a broader 2.0 meter zone grading 6.65 g/t gold and 1.35 g/t silver. This new target is located 280 meters to the west southwest of the main Meridian zone,

Sampling in the Criterion stope, part of the Meridian mineralized system, returned high gold values. An assay of 20.5 g/t gold and 3.3 g/t silver was returned from a continuous chip sample of a 0.60 meter quartz vein containing iron carbonate within a broader 2.0 meter mineralized zone. The gold bearing Criterion zone is approximately perpendicular to the Meridian mineralized trend and has historically only seen limited exploration work.

Zone Sample Table

Location	Gold g/t	Silver g/t	Sample #	Width (m)	Details
Imperial	**11.60**	**2.40**	315574	1.0	Continuous chip
Imperial	1.70	0.03	315573	1.0	Continuous chip
Imperial	**6.65**	**1.35**	Weighted average of samples over zone	2.0	Continuous sample over 2.0 m zone
Imperial*	**11.15**	**10.20**	315657	1.0	Continuous chip at surface
Criterion	**20.50**	**3.30**	324406	0.6	Continuous chip

* 2006 sampling program

The Meridian Project ***encompasses 5 past producing gold mines*** that were active in the early 1900's. The exploration program examined mineralized zones that are sub parallel or cross cutting to the main gold bearing trend that hosts the historic Meridian Gold Mine. Two significant areas, the Imperial and the Criterion, have returned significant gold assays that continue to add to the high exploration potential of these areas.

The Imperial zone is a west northwest striking quartz healed fault zone that varies from 0.5 to 2.0 meters in width and runs sub parallel to the mineralized regional Camborne fault. This structure has only seen limited historic work and in 2006 Manson Creek personnel sampled 11.15 g/t gold and 10.2 g/t silver at surface over 1.0 meters in a continuous chip sample. During the recent program company geologists mapped and sampled the 33 meter exploration adit constructed in the early 1900's, which undercuts the surface exposure of the gold bearing vein by approximately 20 meters.

Another target of the summer program was the Meridian 'Glory Hole'. It is a 60 to 70 square meter open pit that intersected underground workings of the Eva Mine, which was the major gold producer in the Meridian Gold Camp. Sampling access to the zone is extremely difficult due to the nature of the pit walls; nevertheless Manson Creek personnel were able to take a number of samples from peripheral areas on the main mineralized zone. The mineralization is in sheeted quartz veins striking across the main Meridian trend. The highest gold value returned was 2.89 g/t in a continuous chip of one of the sheeted veins. Direct surface sampling of the zone at this time is not possible due to wall stability issues.

Additionally, numerous development headings of the main Meridian workings were examined in the course of the program. Sampling in the 5A and 7A level development stopes revealed a possible, previously unrecognized, low grade 'halo' periphery to the main mineralized trend with the highest gold assay returning 1.84 g/t gold and 2.30 g/t silver over 0.80 meters. The weighted average of the 15 samples collected in these historic areas was 0.26 g/t gold.

Further sampling of historical underground production areas was not possible due to unstable ground conditions in these areas.

Way Forward

The results of the program are currently being integrated into the geological and structural model that will guide future drilling. This drilling will continue the process of delineating this large gold bearing system. To date, Manson Creek has outlined an extensive gold mineralized system over an area of 1,100 m by 860 m that remains open along strike and to depth. Significant gold values in drill core and outcrop, ranging from 2 g/t to 194 g/t gold, occur within this system.

Recent metallic screen analysis on select samples has demonstrated that many of the samples taken in the recent program and the 2008 drilling contain significant coarse free gold in the mineralized zones. The Company is working with the assay lab to ensure the sampling protocol produces assay results that are representative of contained gold.

Background

Manson Creek has consolidated five historic past producing gold – silver mines on the current, road accessible, 675 hectare claim block. The Meridian Camp was active in the early 1900's but the fragmented land ownership at the time did not allow for growth and the camp faded after only a few years of production.

The Company believes that the potential for significant mineralization is high in areas near and below the historic mine workings. Gold and silver mineralization on the block is within and proximal to quartz veins related to the regional scale Camborne Fault which bisects the Meridian Claim group and hosts many of the historic deposits.

The Qualified Person responsible for the design and implementation of the Field Program as well as the preparation of this news release was the President of the Company, Regan Chernish, P.Geol.

"Regan Chernish"

Regan Chernish, P. Geol.,
President and Director



5627800 mN
5627400 mN
5627000 mN
5626600 mN
455400 mE
455800 mE
N
Stockholm Workings
Surface Sampling -
Grab Sample of Trench Material
7.92 g/t Gold and 12.20 g/t Silver
Meridian Group (1903 - 1941)
Mine Production*
88,763 tonnes
543,900 Grams Gold
(17,486 oz.)
Surface Sampling -
1.0 m of 1.78 g/t Gold
within 2.0 m zone
of 1.29 g/t Gold
Grab Sample -
0.533 g/t Gold
Eva Mine
7 Level Workings
Eva Mine
5 Level Workings
08MER-00
08MER-01
08MER-02
08MER-03
5.94 g/t Gold over 1.00m
Within 4.00m of 2.60 g/t
Eva Workings
Surface Sampling -
194 g/t Gold to
1.54 g/t Gold
Grab Sample of Dump
Material 0.82 g/t Gold
Surface Sampling -
2.11 g/t gold over 1.5m
within 4.5 m zone of
0.84 g/t gold
Eva Workings
Surface Sampling -
5.88 g/tgold over 1.0m
within 2.0 m zone of
3.16 g/t gold
Eva Mine Area
and Open Stope
OPEN
Imperial Mine
Workings
Surface Sampling -
11.15 g/t gold and 10.2 g/t Silver
over 1.0m
Underground Sampling -
11.6 g/t Gold and 2.4 g/t Silver over 1.0 m
within 2.0 m zone of 6.65 g/t Gold and 1.35 g/t Silver
OPEN
3.60 g/t Gold
over 0.70m
Rossland Adit
1.60 g/t Gold
over 1.92m
Surface Sampling -
20.5 g/t Gold and 3.3 g/t over 0.6m
within larger 2 m zone
08MER-04
3.65 g/t Gold
over 1.00m
Oyster Criterion
Workings
Oyster Criterion
Workings
Balfour Adit
2.46 g/t Gold
over 1.00m
1.00 g/t Gold
over 3.16m
08MER-05
08MER-06
Surface Sampling -
10.6 g/t Gold to 4.42 g/t Gold
on 2.0 m Zone
Surface Sampling -
1.54 g/t Gold over 1.2 m
Underground Sampling -
Chip Samples returned
1.72 g/t Gold to 0.51 g/t Gold
Upper Cholla
Adit
Lower Cholla
Adit
Underground Sampling -
46.6 g/t Gold and 24.7 g/t Silver
on a 2 m wide zone
* Source BC Government Minefile
MANSON CREEK RESOURCES LTD
MERIDIAN GOLD PROJECT
Historial Workings
Significant Surface Samples
Road
2008 Drill Collar and Trace
Interpreted Fault Zone
2009 Significant Samples
Date: July 2009
Author: RC
Scale: 1:5000
Projection: UTM Zone 11 (NAD 83)
SIMPLIFIED PLAN VIEW
MERIDIAN PROJECT AREA